[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

November 16, 2017

VIA EDGAR

Re:	Expedia, Inc. and other Registrants

Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Expedia, Inc., a Delaware corporation, (the “Company”) and certain subsidiaries of the Company (together with the Company, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Company’s offer to exchange an aggregate principal amount of up to $1,000,000,000 of the Company’s 3.800% Senior Notes due 2028, guaranteed by the Registrants, that have been registered under the Securities Act (the “Exchange Notes”) for an equal aggregate principal amount of the Company’s 3.800% Senior Notes due 2028, guaranteed by the Registrants, that were originally offered and sold in September 2017 in reliance upon Rule 144A and Regulation S under the Securities Act (the “Outstanding Notes”).

The filing fee for the S-4 Registration Statement in the aggregate amount of $124,500.00 has previously been deposited by wire transfer of same day funds to the Commission’s account.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Kathryn Gettles-Atwa (212-403-1142) of Wachtell, Lipton, Rosen & Katz, counsel to the Registrants.

Very truly yours, /s/ KATHRYN GETTLES-ATWA KATHRYN GETTLES-ATWA